(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-32269

CUSIP NUMBER 769320 10 2

For Period Ended: August 27, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Riverstone Networks, Inc.
Full Name of Registrant

Former Name if Applicable

5200 Great America Parkway
Address of Principal Executive Office (Street and Number)

Santa Clara, California 95054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. The Company currently intends to hold a conference call on November 1, 2005 to discuss its preliminary fiscal second quarter shipments and cash position and to provide an update on its business activities and audit status.

As previously disclosed, Riverstone Networks, Inc. (the “Company”) retained a new registered independent public accounting firm, Grant Thornton LLP (“GT”), in October 2004, replacing Ernst & Young LLP. In the course of completing the fiscal year 2004 audit, GT raised certain technical issues concerning the accounting treatment of revenue for products and services delivered to customers. The Company believes that these issues relate only to the timing of revenue recognition in specific periods, and not whether sales transactions occurred. Further, Riverstone notes that the issues under discussion do not involve accounting irregularities, and have no impact on the Company’s cash position. Rather, the delay in the Company’s filing its financial statements is the result of complexity regarding the application of Generally Accepted Accounting Principles (“GAAP”) to the Company’s sales transactions. Together with its auditors, the Company has been consulting with the Office of the Chief Accountant of the Securities & Exchange Commission (“SEC”) regarding the proper application of GAAP to the Company’s revenue transactions. The discussions among the Company, GT and the SEC are ongoing. As soon as these accounting issues are resolved, the Company will provide additional information regarding the filing of its financial statements.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including the registrant’s expectations as to the resolution of the pending accounting issues and the timing of the filing of its audited financial statements, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the exact nature of the resolution of the pending accounting issues, Grant Thornton’s providing an audit opinion, the ability of the registrant to file its periodic reports, and the risks detailed from time to time in the registrant’s periodic reports filed under the Exchange Act, including its quarterly reports on Form 10-Q and Form 8-K filed on September 2, 2004. The registrant disclaims any intent or obligation to update or revise any forward looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Roger A. Barnes	(408)	878-6500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the fiscal year ended February 26, 2005.

Quarterly Reports on Form 10-Q for the quarters ended August 28, 2004, November 27, 2004 and May 28, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No

Because the registrant has not completed the preparation of the financial statements for the second quarter of its fiscal 2005 or the second quarter of its fiscal 2006, it is presently unable to compare the results of operations for these two fiscal periods.

Riverstone Networks, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 11, 2005	By	/s/ Roger A. Barnes
		Name: Title:	Roger A. Barnes Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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